UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NATIONAL COMMERCE CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)

63546L102
(CUSIP Number)
DECEMBER 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒    Rule 13d-1(b)

☐    Rule 13d-1(c)

☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
REGIONS FINANCIAL CORPORATION 63-0589368
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 129,369
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,235,399
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,399
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5% (1)
12.	TYPE OF REPORTING PERSON (see instructions) HC

(1) Based on 10,777,670 shares of Common Stock of National Commerce Corporation outstanding as of November 11, 2015, as reported by National Commerce Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2015.

13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
REGIONS BANK, Trustee 63-0371391
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 129,369
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 129,369
	8.	SHARED DISPOSITIVE POWER 1,106,030
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,399
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5% (1)
12.	TYPE OF REPORTING PERSON (see instructions) BK

(1) Based on 10,777,670 shares of Common Stock of National Commerce Corporation outstanding as of November 11, 2015, as reported by National Commerce Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2015.

13G
Item 1.

(a)	Name of Issuer
National Commerce Corporation

(b)	Address of Issuer's Principal Executive Offices
813 Shades Creek Parkway, Suite 100 Birmingham, Alabama 35209

Item 2.

(a)	Name of Person Filing
Regions Financial Corporation Regions Bank

(b)	Address of the Principal Office or, if none, residence
Regions Financial Corporation 1900 Fifth Avenue North Birmingham, AL 35203 Regions Bank 1900 Fifth Avenue North Birmingham, AL 35203

(c)	Citizenship
Incorporated by reference from Item 4 of the Cover Pages.

(d)	Title of Class of Securities
Incorporated by reference from the Cover Pages.

(e)	CUSIP Number
Incorporated by reference from the Cover Pages.

Item 3. If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
Items 5-11 of the cover page and Item 2(e) above are incorporated by reference in our response to this Item 4. Pursuant to Rule 13d-4, it is hereby declared that the filing of this Statement shall not be construed as an admission that Regions Financial Corporation or Regions Bank is, for the purpose of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
All of the shares covered by this Schedule are held by trusts of which Regions Financial Corporation’s subsidiary, Regions Bank, is a fiduciary. Generally, under the terms of the instrument establishing each such trust, dividends on and proceeds from the sale of securities held by the trust are paid to it, with distribution of any such amounts to beneficiaries thereof being made from the trust pursuant to the terms of the governing instrument. No single one of these trusts holds as much as five percent of the class except The Charles Phillip McWane 2011 Grantor Retained Annuity Trust (the "GRAT"), of which the beneficiary is Charles Phillip McWane, who is ultimately entitled to receive dividends and the proceeds from the sale with respect to 915,334 shares, representing 8.5% of the class.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
See Exhibit 1.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.

(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 12, 2016
REGIONS FINANCIAL CORPORATION

By:      /s/ Hope D. Mehlman
Signature:     ______________________
    Hope D. Mehlman,
Senior Vice President and Assistant General Counsel

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 12, 2016
REGIONS BANK
By:     /s/ Hope D. Mehlman
Signature:    ____________________________
    Hope D. Mehlman,
Senior Vice President and Assistant General Counsel

EXHIBIT 1
TO
STATEMENT ON
SCHEDULE 13G/A
FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION
ON BEHALF OF
REGIONS FINANCIAL CORPORATION
AND
REGIONS BANK
Report as of December 31, 2015
The securities covered by this Statement are held in a fiduciary capacity by the following subsidiary of Regions Financial Corporation, which is a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, and classified in Item 3(b) of Schedule 13G:
Regions Bank

EXHIBIT 2
TO
STATEMENT ON
SCHEDULE 13G/A
FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION
ON BEHALF OF
REGIONS FINANCIAL CORPORATION
AND
REGIONS BANK
Report as of December 31, 2015
The undersigned, Regions Financial Corporation and Regions Bank, hereby agree that the foregoing Statement on Schedule 13G is filed on behalf of each of them.

REGIONS FINANCIAL CORPORATION

By:      /s/ Hope D. Mehlman
Signature:     ______________________
    Hope D. Mehlman,
Senior Vice President and Assistant General Counsel

REGIONS BANK
By:     /s/ Hope D. Mehlman
Signature:    ______________________
    Hope D. Mehlman,
Senior Vice President and Assistant General Counsel